December 20, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (703) 876-3043

Mr. Nicholas D. Chabraja
General Dynamics Corp.
2941 Fairview Park Drive, Suite 100
Falls Church, VA 22042-4513

> **Re:** **General Dynamics Corp.**
> **Definitive 14A**
> **Filed March 23, 2007**
> **File No. 001-03671**

Dear Mr. Chabraja:

We have reviewed your response letter dated October 22, 2007 and have the following comment. Please respond to our comment by January 15, 2008, or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

1. We note your response to comment number 6. Please respond by discussing your targets with respect to 2006 performance factors and operating goals. If you believe that your 2006 targets are confidential, please provide appropriate analysis.

2. We note your response to comment number 8. To the extent you are benchmarking compensation of your named executive officers against companies contained in the industry specific or general industry surveys, you must identify the component companies. Please confirm you will comply with this response in future filings. Alternatively, if you are not using such surveys to benchmark compensation but rather are relying on such additional information to provide your compensation committee with general information to assist in its compensation level deliberations, please indicate such in your response letter and clarify disclosure in your future filings accordingly.

Mr. Nicholas D. Chabraja
General Dynamics Corp.
December 20, 2007

       Please contact me at (202) 551-3422 with any questions.

       Sincerely,

       Timothy A. Geishecker
       Senior Counsel